Exhibit 99.1

NEW PACIFIC APPOINTS ANDREW WILLIAMS AS PRESIDENT

VANCOUVER, BC, Jan. 26, 2023 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE: NEWP) is pleased to announce the appointment of Mr. Andrew Williams to the position of President effective immediately.

Based in Vancouver and reporting to the CEO, Mr. Williams' main responsibility will be  managing the Company's corporate development initiatives,  investor relationship program, and financial needs of the Company business. Mr. Williams will also work with CEO and other senior management to provide support for the development of the Company's projects in permitting, development and production and will assist CEO on team building and organization growth to support rapid growth of the Company's business.

Prior to joining New Pacific, Mr. Williams spent the last 11 years with SEC-registered investment fund Sun Valley Gold LLC, most recently as portfolio manager. Mr. Williams began his career at Deloitte providing audit and financial advisory services to mining companies in Vancouver.  Mr. Williams holds a Bachelor of Commerce with Honours from the University of British Columbia and is a Chartered Professional Accountant and a Chartered Business Valuator.

Dr. Rui Feng, CEO and Founder of New Pacific, commented, "We are very pleased to welcome Andrew to the New Pacific team. Andrew brings 15 years of experience in the mining and mining investment industry, most recently as a portfolio manager responsible for evaluating and investing in precious metals companies globally. Andrew's deep industry knowledge and strong relationships with mining investment community will make great contribution to the New Pacific's future growth."

"I am excited to apply my knowledge and experience to help lead New Pacific, a rapidly growing company that has successfully completed the rare feat of making not one, but two important discoveries with the Silver Sand and Carangas projects," commented Mr. Williams. "After recently completing two weeks of due diligence in Bolivia, seeing the projects firsthand and meeting the talented in-country team, I believe New Pacific has the potential to create tremendous value for all of its stakeholders. I am thrilled to be joining the Company at this pivotal stage of development."

Mr. Williams will subscribe for C$250,000 worth of common shares of the Company at a price of $3.16 per common share of the Company (10% discount of the 5 day volume-weighted average price) through a non-brokered private placement with the Company.  The Company's newly elected Director, Mr. Dickson Hall will also subscribe, under the same terms, C$50,000 worth of common shares of the Company for a total of C$300,000 in this private placement.  Mr. Williams and Mr. Dickson Hall are considered  "related parties" of the Company, and the share purchase constitutes a "related party transaction" within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Share Purchase is exempt from the formal valuation and the minority approval requirements of MI 61-101 as the fair market value of the consideration for the Share Purchase does not exceed 25% of the Company's market capitalization.   Closing of the Share Purchase is subject to the approval of the Toronto Stock Exchange.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia. The Company's flagship Project, the Silver Sand Silver Project, has released its inaugural PEA study in January 2023. The PEA study shows a post-tax NPV (5% discount) of US$726 millions and IRR 39%, underpinned by a total silver production of 171 million ounces in 14 years of mine life. At the recently discovered Carangas Silver-Gold Project, a resource drilling program of more than 50,000 meters was completed in 2022. The third project, the Silverstrike Silver-Gold Project, had a 6,000 m discovery drill program ongoing since June 2022.

For further information, please contact:

Dr. Rui Feng, CEO
New Pacific Metals Corp.
Phone: (604) 633-1368 Ext. 222
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com
For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

The PEA study results of Silver Sand Project are preliminary in nature and are intended to provide an initial assessment of the project's economic potential and development options.  The PEA mine schedule and economic assessment includes numerous assumptions and is based on both Indicated and Inferred mineral resources.  Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the project economic assessments described in the PEA or herein will be achieved or that the PEA results will be realized.  The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues.  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.  Additional exploration will be required to potentially upgrade the classification of the Inferred Mineral Resources to be considered in future advanced studies.  AMC Mining Consultants (Canada) Ltd. (mineral resource, mining, infrastructure and financial analysis) was contracted to conduct the PEA in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and waste management). The Qualified Persons for the PEA are Mr. Wayne Rogers P.Eng and Mr. Mo Molavi P.Eng both Principal Mining Engineers with AMC Mining Consultants (Canada) Ltd,  Mr. Andy Holloway P.Eng, Process Director with Halyard Inc., and Mr. Leon Botham P.Eng., Principal Engineer with NewFields Canada Mining & Environment ULC. This is in addition to Ms. Dinara Nussipakynova, P.Geo., Principal Geologist with AMC Consultants (Canada) Ltd. who estimated the Mineral Resources.  All QPs have reviewed the technical content of thisnews release for the Silver Sand deposit and have approved its dissemination.  The Silver Sand PEA is based on the updated Mineral Resource Estimate which was reported on November 28, 2022. The effective date of the 2022 Mineral Resource Estimate for Silver Sand is 31 October 2022. The cut-off applied for reporting the pit-constrained Mineral Resources is 30 g/t silver. Assumptions made to derive a cut-off grade included mining costs, processing costs and recoveries and were obtained from comparable industry situations. The model is depleted for historical mining activities. Mineral Resources are constrained by optimized pit shells at a silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, processing cost of US$16/t, G&A cost of US$2/t, and slope angle of 44-47 degrees. Key assumptions used for pit optimization for the PEA mining pit include silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, incremental mining cost of US$0.04/t (per 10 m bench), processing cost of US$16/t, tailing storage facility operating cost of US$0.7/t, G&A cost of US$2/t, royalty of 6.00%, mining recovery of 92%, dilution of 8%, and cut-off grade of 30 g/t silver.

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to statements regarding: Mr. Williams' roles and responsibilities with the Company; the subscription by Mr. Williams for $250,000 worth of common shares of the Company; and other future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to the ability of Mr. Williams to complete the purchase of common shares and to successfully integrate with existing Company management, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2022 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.

Additional information relating to the Company, including the Company's Annual Information Form, can be obtained under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

View original content to download multimedia:https://www.prnewswire.com/news-releases/new-pacific-appoints-andrew-williams-as-president-301732059.html

SOURCE New Pacific Metals Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2023/26/c9907.html

%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 18:18e 26-JAN-23